October 27, 2010

Lyn Shenk

Branch Chief

Securities and Exchange Commission

Washington, DC

Dear Mr. Shenk,

RE:

Play LA Inc.

Form 20-F for Fiscal Year ended December 31, 2009

Filed April 20, 2010

File No. 00-52311

In response to your comment letter dated October 13th, 2010 regarding our treatment of goodwill impairment, and further to our response letter dated September 15th, 2010, we offer the following guidance.

1.

Goodwill Impairment Analysis as at December 31, 2009

Please find our Goodwill Impairment Analysis for financial year-end 2009 attached as Schedule 1. This analysis was prepared in March, 2010, and was based on our audited financial statements for the year ending December 31, 2009, which were filed as part of our Form 20-F on April 20th, 2010, and  included certain developments in business which occurred between 1/1/2010 to the date of preparation of impairment analysis in March, 2010.

Please refer to our letter dated September 15th, 2010, for disclosure on the methodology used to determine the carrying value of the reporting unit, and assumptions used to determine fair value of the reporting unit.

Revenues - We estimated our annual revenues for 2010 to increase to $686,000 due in part to a new effort in selling previously unsold ad space on our website. Subsequently, on May 25th, 2010, we announced an advertising agreement with one of our large clients, for £128,500 (almost $200,000 USD). We expect a rebound in 2010 revenues after a globally dismal economic downturn in 2009. We believe that these two factors support our 2010 revenue estimate. We had knowledge of this anticipated development in business at the time of preparation of original impairment analysis in March, 2010. Therefore, we believed that an estimation of revenues for 2010 was reasonable considering historic experience up until 2009 and developments of 2010.

Cost of Sales - On March 9th, 2010, we announced an acquisition of a new asset, www.Arsenal-Mania.co.uk. We are using our existing resources to address the web development, marketing, business development and management of the website. Accordingly, in 2010, we will be allocating between 25 – 30% of our cost of sales to this new reporting unit. This effectively lowers the cost of sales on the existing reporting unit by the same percentage. Improved internal processes have helped reduce overall cost of sales by 10% as of August, 2010, over the same period last year. We believe these developments support our 2010 cost of sales estimates.

General, Administrative and Management Expenses – Consistent with our allocation of costs of sales, we will allocate 70 – 75% of our General, Administrative and Management Expenses to this reporting unit, and 25 – 30% of these expenses to our new reporting unit. Our management fees will drop by almost 50% in 2010, while the rest of our general and administrative expenses should remain consistent. General, Administrative and Management Expenses were factored into our determination of unit fair value. General, Administrative and Management expenses were included with all other related costs in the single line item of ‘Direct Labor’ under Costs of sales in the impairment analysis submitted on September 15, 2010. In order to simplify this, we have segregated general and administrative expenses from cost of sales for better understanding of operating expenses.

Basis for Multiple Assumed – The multiple in our attached Goodwill Impairment Analysis of 3.5 was used in the March, 2010 calculation for deriving discounted cash flows and terminal value calculation. A Discount factor of 20% was used due to high risk associated with the Company. Stabilized EBITDA growth rate of 15% was used on yearly basis to be conservative.  Reported acquisitions in the gaming industry over the past few years range from 3 – 6 times earnings. A July 1st, 2009 news release issued by Gaming VC Holdings S.A., an AIM-listed European gaming company, announced an acquisition of another online gaming entity capped at 5 times profits. Accordingly, we believed our 3.5 multiple used was appropriate, and our impairment test showed no goodwill impairment. In responding to the August 16th, 2010 SEC comment letter, we reviewed our impairment test again, and after consideration of all financial, current economic and operational factors, revised the multiple down to 2.5 times in order to use the principle of conservatism.

2)

The attached Goodwill Impairment Analysis as at December 31, 2009, prepared in March 2010, shows the fair value exceeds carrying value of the reporting unit, resulting in no goodwill impairment. We also note that as at December 31, 2009, the Company has the following assets and liabilities (excluding goodwill) which also represents fair value as of the date of preparation of original impairment analysis.

Cash

$

68,591

A/R

$

44,328

(Subsequently collected fully in 2010)

Prepaid

$             8

Intangibles

$

60,591

(this includes URL’s, content, email lists  for which the Company can realize substantial additional cash if disposed off as of the date of preparation of this analysis However, the Company is being conservative in considering the carrying value as fair value).

TOTAL ASSETS

$   173,518

Less liabilities

(56,511)

$

  117,007   Fair value of assets and liabilities as of 3/31/2010 excluding goodwill

3.

Summary of Results of Goodwill Impairment Analysis as at December 31, 2009

As originally prepared

As revised on

Date of Analysis

on March 31st, 2010

September 10th, 2010

Multiple Used

3.5X

2.5X

Fair Value

$ 275,585

$ 240,110

Carrying Value

$ 274,041

$ 274,041

Net

$     1,544

($  33,931)

Impairment indicated:

NO

YES

Conclusion

Our Goodwill Impairment testing performed in March, 2010, and used as a basis in our financial statements in our Form 20-F showed no goodwill impairment. Subsequently, due to the comment letter we received in August, 2010, we performed another test, and modified our multiple used in the analysis. We conclude that based on the re-assessed impairment testing in the 3rd quarter of 2010, we show goodwill impaired by $33,931. We will use the 2.5X multiple in our 2010 year-end goodwill impairment test. If the test shows goodwill impairment, we will adjust our stated goodwill for that reporting unit in the financial year ending December 31, 2010.

Sincerely,

Play LA Inc.

/s/ Brian Cole

H. Brian Cole, Director

Chief Financial Officer

PLAY LA INC.

c/o Mossack Fronseca & Co., Akara Building

PO Box 3136, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

Schedule 1

Goodwill Analysis prepared March 2010 for Year End December 2009:

Play LA Inc.
Carrying Value Calculation
Goodwill Analysis - December 31, 2009

	Balance Sheet As of December 31, 2009	Adjustments to Reconcile Balance Sheet to Carrying Value #1	#2	#3	Carrying Value As of December 31, 2009
ASSETS					
CURRENT ASSETS					
Cash	$ 68,591				$ 68,591
Accounts Receivable, Net	44,328				44,328
Unbilled Accounts Receivable	-				-
Prepaids	8				8
Due from Affiliates	-				-
Other Current Assets	-				-
Total Current Assets	112,927	-	-	-	112,927
PROPERTY AND EQUIPMENT					
Property & Equipment, Net	-				-
Total Property and Equipment	-	-	-	-	-
OTHER ASSETS					
Goodwill	156,912				156,912
Intangible Assets, Net	60,713				60,713
Deposits & Other	-				-
Total Other Assets	217,625	-	-	-	217,625
TOTAL ASSETS	$ 330,552	$ -	$ -	$ -	$ 330,552
LIABILITIES AND MEMBERS' EQUITY					
CURRENT LIABILITIES					
Accounts Payable	$ 56,511				$ 56,511
Current Loan Payable	296,960	(296,960)			-
Due to Affiliates	-				-
Payroll payable	-				-
Capital Leases Payable	-				-
Deferred Revenue	-				-
Client Advances	-				-
Other Accrued Liabilities	-				-
Total Current Liabilities	353,471	(296,960)	-	-	56,511
LONG-TERM LIABILITIES					
Loan Payable	-	-			-
Other Long Term Liabilities	-				-
Total Long-Term Liabilities	-	-	-	-	-
Total Liabilities	353,471	(296,960)	-	-	56,511
STOCKHOLDERS' EQUITY					
Common Stock	1,217,207		(1,217,207)		-
APIC	-		-		-
Retained Earnings	(854,355)		854,355		-
Net Income (Loss)	(385,771)		385,771		-
Total Members' Equity	(22,919)	-	22,919	-	-
TOTAL LIABILITIES AND MEMBERS' EQUIT	$ 330,552	$ (296,960)	$ 22,919	$ -	$ 56,511
		Net Carrying Value - At December 31, 2009			**274,041**

Play LA Inc.
2010 Budget
Goodwill Analysis - December 31, 2010

	2010 Budget Total
Revenue	
Contract revenue	686,000
Total Revenue	**686,000**
Operating Expenses	
Cost of Sales	493,500
General and Admin Expenses	164,500
Income from Operations	**28,000**
Other Income	
Interest Income	1,500
Total Other Income	1,500
Other Expenses	
Interest Expense	25,000
Income Taxes	-
Total Other Expenses	25,000
Net Income (Loss)	4,500
Depreciation and amortization	18,867
EBITDA	**48,367**

Notes

1. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the periods were as follows :

EBITDA	**48,367**
Less: Cash Taxes	-
Budgeted Cash Flows	**48,367**

Play LA Inc.
Support for Assumptions
December 31, 2009

Support for Growth Rate

	Actual 2007	Actual 2008	Actual 2009	Forecast 2010	Forecast 2011	Forecast 2012	Forecast Thereafter
Revenue	208,606	543,696	521,418	686,000	891,000	1,158,000	1,505,000
Yr. Over Yr. Growth		160.6%	-4.1%	31.6%	29.9%	30.0%	30.0%
Net Income	(125,807)	(295,606)	(305,471)	4,500	76,000	112,000	162,000
Yr. Over Yr. Growth		135.0%	3.3%	-101.5%	1588.9%	47.4%	44.6%

Average Growth Rate - All Years

Revenue	46.3%
Net Income	286.3%

Average Growth Rate - Previous Two Years

Revenue	30.0%
Net Income	46.0%

Support for Multiple

2010 - Budgeted EBITDA	48,367
Multiple (Based on quoted market price	3.5
Enterprise Value (estimated)	169,285
2010 - Budgeted Income Taxes	0
EBITDA Less Taxes	48,367
Implied Multiple (A)	**3.50**

(A) We determine the valuation of the reporting unit based on EBITDA. A multiple of 3.5x has recently been used as a reasonable multiple for reporting unit.

For the discounted cash flow analysis we use in the goodwill analysis, we believe it is helpful to reduce EBITDA for the cash taxes we expect to pay (no tax impact considered). Using the calculated enterprise value and our Adjusted EBITDA, we have determined that the implied multiple for the discounted cash flow is 3.5x.

(date of impairment analysis - March 31, 2010)

Initial Analysis of 3.5x, prepared March 31, 2010

Fair Value Calculation

Play LA Inc.
Fair Value Calculation
Goodwill Analysis - December 31, 2009

Assumptions					
Adjusted Budgeted EBITDA	EBITDA (Discount) Premium	Net Cash Flow	Stabilized Period EBITDA Annual Growth Rate (A)	Cash Flow Multiple for Terminal Value (B)	Discount Rate for NPV of Cash Flows (C)
$ 48,367	-	48,367	15.0%	3.50	20.00%

(A) : Stabilized period EBITDA annual growth rate is based upon management's expectations, historical data and industry
(B) : Cash flow multiple for terminal value has been based upon the multiple the Company was valued at for December 2009.
(C) : Discount rate for NPV of cash flows has been based upon the weighted average cost of capital.

NPV	Estimated Annual Future Cash Flow Amounts							
		2010	2011	2012	2013			Total Gross Cash Flows
					Total	Terminal Value	Cash Flow	
$ 275,585		48,367	55,622	63,965	331,021	257,461	73,560	$ 498,975

$ 275,585 Total Weighted Average Future Cash Flows (Fair Value)

$ 274,041 Carrying Value of Reporting Unit

NO Impairment Indicated?

IMPAIRMENT INDICATED $ -